February 27, 2012

Via Edgar and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention:  H. Roger Schwall, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Re:	Richfield Oil & Gas Company

Registration Statement on Form 10

Filed December 30, 2011

File No. 0-54576

Dear Mr. Schwall:

On behalf of Richfield Oil & Gas Company (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in your letter dated January 26, 2012.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth in italics, followed by the Company’s response in bold.

Registration Statement on Form 10

General

1.	Comment: To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response: We have made changes to all disclosure to which a comment relates. We have included in this response our audited financial statements for the year ended December 31, 2011. Due to the inclusion of year-end financial statements, the disclosure relating to several comments concerning the Company’s financial statements for the nine month period ended September 30, 2011 has changed. We identify under each comment whether the information has changed due to the inclusion of the year-end financial statements. In addition, in order to complete the year-end financial statements, the Company also completed an Engineering Report dated January 18, 2012 for reserves as of December 31, 2011. The references to the Engineering Report dated July 1, 2011 have been replaced with the information for the Engineering Report dated January 18, 2012. The Engineering Report dated January 18, 2012 has been attached as Exhibit 99.2 to the Amended Form 10.

2.	Comment: If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

Response: The Company has provided the page number for responsive comments.

3.	Comment: Please provide us with the petroleum engineering reports you used as the basis for your July 1, 2011 proved and unproved reserves disclosures on page 17 and in Exhibit 99.1. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a)	One-line recaps in spread sheet format for each property sorted by field within each proved and unproved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved and unproved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for all the wells/locations in the proved developed, proved undeveloped, probable and possible categories;

d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed, proved undeveloped, probable and possible categories (12 entities in all) as well as the AFE/capital cost inventory for each of the three PUD and six unproved properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response: The Company sent the Pinnacle Energy Services L.L.C. Engineering Report dated January 18, 2012 to Mr. Ronald M Winfrey on February 13, 2012 at the address indicated above. The January 18, 2012 Engineering Report is attached to the Amended Form 10 as Exhibit 99.2. References to the July 1, 2011 Engineering Report contained in “Item 1. Business—Summary of Oil and Gas Reserves” beginning on page 18 of the Amended Form 10 have been changed to reflect the information contained in the January 18, 2012 Engineering Report.

4.	Comment: We note that on page 55, you disclose that your common stock is not currently traded or quoted on any stock exchange or over-the-counter market. We also note that you provide a link to the OTC Markets at the “Stock Information” page on your corporate website. Please disclose any present intention to apply for quotation or listing.

Response: Currently our stock is not traded on any exchange or over-the-counter market. As of February 23, 2012, the Company’s management removed the reference to the OTC Markets from its website. Under “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters—Market Information” on page 55, the Company has revised its disclosure to include language regarding its intention to facilitate a trading market for the Company’s common stock through the OTC Markets.

Business, page 5

Our History, page 5

5.	Comment: Please define the “HPI Acquisition” or delete such reference.

Response: The reference to “HPI Acquisition” has been removed. The HPI Acquisition is already defined and referred to as the “Subsidiary Acquisition.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Contractual Obligations and Commitments, page 39

6.	Comment: The head note to your table of contractual obligations states that you do not have any material long-term debt obligations or capital lease obligations. Please provide us with your analysis supporting this assertion. Alternatively, you may remove this statement from your filing.

Response: The statement has been removed.

7.	Comment: We note you provide a table of contractual obligations as of September 30, 2011. Please be advised that as a smaller reporting company, you are not required to provide the information required by Item 303(a)(5) of Regulation S-K. However, if you continue to provide this information, please note that such information is required as of the latest fiscal year end balance sheet date. Additionally, we note that your tabular presentation appears incomplete with respect to long-term debt obligations and capital lease obligations. In this regard, the information disclosed in the table in respect of long-term debt obligations, capital (finance) leases and operating lease obligations should be consistent with the disclosures provided in your financial statements. Refer to Item 303(a)(5) of Regulation S-K for further guidance.

Response: As a smaller reporting company we have elected to remove the table of contractual obligations.

Directors and Executive Officers, page 45

8.	Comment: We note you disclose throughout your filing that your current Chief Financial Officer, Mr. Glenn MacNeil also provides services through MacKov Investments Limited, which he also owns. Please revise his biography to identify his position and the length of his employment, and to describe MacKov’s principal business.

Response: In “Item 6. Executive Compensation,” the Company has revised the Summary Compensation Table to include Glenn MacNeil as the Chief Financial Officer and Director. Under footnote (5) on page 47, the Company has added additional disclosure, which describes MacKov Investments Limited (“MacKov”) as a private company, incorporated in Ontario, Canada, that provides management services and holds investments of which Mr. MacNeil is the president and he and his spouse control 100%.

Executive Compensation, page 47

Summary Compensation Table, page 47

9.	Comment: Please update your disclosures to include your most recent fiscal year ended December 31, 2011. Refer to Item 402(n) of Regulation S-K.

Response: The Summary Compensation Table contained on page 46 has been updated.

Employment and Consulting Agreements, page 48

10.	Comment: Expand your disclosures to discuss the material terms of each named executive officer’s employment. In that regard, also clarify whether each officer is employed pursuant to a consulting or employment agreement. Refer to Item 402(o) of Regulation S-K.

Response: The compensation of each executive officer is included in the footnotes to the Summary Compensation Table starting on page 46. The additional terms of each executive officer’s employment are included in “Item 6. Executive Compensation—Employment and Consulting Agreements” starting on page 47.

11.	Comment: We note that you have filed separate employment agreements with Hewitt Petroleum, Inc. and Richfield Oil & Gas Company. Please describe any distinctions in material terms of such agreements.

Response: The only executive officer that had a prior employment agreement with Hewitt Petroleum, Inc. was Douglas C. Hewitt, Sr. The disclosure regarding Douglas C. Hewitt, Sr. has been expanded to indicate that Mr. Hewitt’s employment agreement with Hewitt Petroleum, Inc. was superseded and replaced by his employment agreement with the Company. The expanded disclosure is contained under “Item 6. Executive Compensation—Employment and Consulting Agreements” starting on page 47.

Certain Relationships and Related Transactions, and Director Independence, page 51

Certain Relationships and Related Transactions, page 51

12.	Comment: On page 53, you state that “[a]ll related-party transactions have been reviewed and approved by [your] Board of Directors.” Please clarify whether such approval consists of majority vote of the entire board or by directors who are not parties to the related transaction. In that regard, we note that Messrs. Hewitt, Sr. and MacNeil are both members of your board of directors.

Response: The disclosure has been modified to read: “All related-party transactions have been reviewed and approved by a majority vote of our Board of Directors. With respect to transactions in which the related party is also a member of our Board of Directors, such director is required to abstain from voting to approve the transaction.”

Recent Sales of Unregistered Securities, page 56

13.	Comment . Please identify the person or class of persons to whom the securities were sold or issued pursuant to Item 701(b) of Regulation S-K. For example, we refer to your disclosures with respect to share issuances to MacKov on page 53.

Response: “Item 10. Recent Sales of Unregistered Securities—Sales of Common Stock” has been amended to include in each transaction the class of person to whom the securities were sold or issued. These classifications include whether the person was an existing investor, new investor, affiliated or unaffiliated, consultant, employee, director or related party. This new disclosure begins on page 56. The disclosure is also included in “Note 5 Preferred and Common Stock” to the audited financial statements for the year ended December 31, 2011.

Index to Financial Statements, page F-1

14.	Comment: We note your registration statement will become effective automatically on February 28, 2012 by lapse of time 60 days from the date of your original filing on December 30, 2011. Since the effective date will fall more than 45 days after your fiscal year ended December 31, 2011, please update your registration statement to include audited financial statements for such year after February 14, 2012. Refer to Rule 8-08 of Regulation S-X.

Response: The registration statement has been amended to include the audited financial statements for the year ended December 31, 2011.

15.	Comment: Considering the significance of the equity transactions that occurred during the period ended September 30, 2011, please provide a statement of stockholders' equity (deficit) for the period then ended.

Response: The financial statements for the nine month period ended September 30, 2011 have been removed from the Form 10 and replaced with the audited financial statements for the year ended December 31, 2011. The audited financial statements for the year ended December 31, 2011 include a statement of stockholders’ equity for the year ended December 31, 2011.

Interim Financial Statements

Note 1. Organization and Nature of Business, page F-5

16.	Comment: Please expand your disclosure to explain how you accounted for the merger between Richfield Oil & Gas Company and Hewitt Petroleum, Inc. on April 8, 2011. In this regard, please clarify the legal and accounting implications of this transaction and explain that the historical financial statements are a continuation of the financial statements of Hewitt Petroleum, Inc., and not Richfield Oil & Gas Company.

Response: “Note 1 Organization and Nature of Business” and “Note 3 Significant Accounting Policies—Principles of Consolidation and Presentation” have been amended to include a statement explaining that the Company’s historical financial statements are a continuation of the financial statements of Hewitt Petroleum, Inc. and not Richfield Oil & Gas Company. See pages F-8 and F-9, respectively.

Note 4. Oil and Gas Properties, page F-9

17.	Comment: We note you acquired Freedom Oil & Gas, Inc. in April 2011 for total consideration valued at $5,983,819. Please provide us with your analysis under Rule 8-04 of Regulation S-X with respect to this acquisition.

Response: The Company applied the three tests set forth in Rule 8.04(b) of Regulation S-X. The results of the tests indicated that none of the conditions in Rule 8.04(b) exceeded 20%. A summary of the results is set forth below:

Rule 8-04(b)(1) Test

As of December 31, 2010, the Company owned 100,000 shares of Freedom Oil & Gas, Inc.'s (“Freedom”) 48,000,000 outstanding shares of common stock, or 0.2% of Freedom’s total outstanding shares. As of December 31, 2010, Freedom had total assets of $1,691,168, of which the Company’s share of Freedom’s total assets equaled $3,382 ($1,691,168 x 0.2%). The Company’s total assets as of December 31, 2010 equaled $8,975,224, and $3,382 divided into $8,975,224 provides a ratio of 0.4%.

Rule 8-04(b)(2) Test

Freedom Assets – $1,691,168

The Company’s Total Consolidated Assets, including Freedom’s Assets – $10,666,392

Freedom Asset Ratio = 16%

The Company’s Asset Ratio = 84%

Freedom did not have any engineered reserves at the time of the acquisition of Freedom by the Company.

Rule 8-04(b)(3) Test

Net Loss of Freedom for the year ended December 31, 2010 - $(810,808)

Net Loss of the Company for the year ended December 31, 2010 – $(6,657,743)

Freedom Ratio = 11%

Company Ratio = 89%

18.	Comment: We note you entered into a legal settlement with Nostra Terra Oil and Gas Company on March 31, 2011 wherein you transferred properties, executed a convertible note payable, and issued warrants in exchange for certain properties from Nostra Terra Oil and Gas Company. So that we may better understand the accounting implications of this settlement, please clarify the following:

•	How you accounted for the settlement. In this regard, it is not clear whether this settlement resulted in a loss given your issuance of a convertible note payable and warrants;

•	Whether you had an existing accrual for a loss contingency associated with this litigation in accordance with FASB ASC 450;

•	Why the transfer of the 50% working interest in the Chase Silica Field was reported as a sale and resulted in gain recognition of $165,367, as disclosed on page F-11.

Response: The settlement was in connection with a dissolution of a joint interest in four oil and gas properties. The properties which were subject to the joint ownership of the Company and Nostra Terra Oil and Gas Company (“NTOG”) were owned 50% by the Company and 50% by NTOG with the exception of one property which was owned 75% by the Company and 25% by NTOG. Both the Company and NTOG agreed upon a price for each property and NTOG was then provided the opportunity to choose which properties it wanted and the Company retained the remaining properties. An equalizing payment for the note payable of $1,300,000 plus the warrants with a value of $161,644 was made by the Company to NTOG. Since this was an exchange of the properties, the Company applied the guidance in ASC 845, Nonmonetary Transactions.

The Company did not have a loss contingency associated with the litigation. The Company views the value of the warrants and the note payable at the time of the settlement as part of the consideration for the settlement. The Company’s management believes that this is the proper accounting treatment for this transaction. The Company carries the note payable as an outstanding liability on its financial statements.

After evaluating the gain which was originally reported by the Company for the transfer of the Chase Silica Field, the Company’s management has changed the accounting treatment of the $165,367 gain by adjusting the value of the assets received as part of the settlement with NTOG. In accordance with ASC 845-10-30-1, the Company determined that the Engineering Report dated July 1, 2011 set forth the fair value of each of the assets received as part of the settlement with NTOG. This adjustment resulted in no gain being recognized by the Company for the Chase Silica Field transaction.

Note 5. Preferred and Common Stock, page F-11

Common Stock, page F-11

19.	Comment: We note your disclosure on page F-12 that you issued 3,236,650 shares of common stock “as a penalty for selling shares below $0.20 per share” and that this “negotiated price adjustment had no effect on the financial statements other than to increase the number of shares issued and outstanding.” Please explain to us why you do not believe this transaction resulted in additional non-cash expense incurred by the Company to satisfy a penalty. Please also address the issuance of 500,000 shares of your common stock as a share price adjustment in September 2011, as disclosed on page F-13.

Response: The Company has reconsidered the accounting treatment for the issuance of 3,236,650 shares of its common stock. The Company has expensed the issuance of the shares at $0.10 per share. See “Note 5 Preferred and Common Stock—Common Stock” on page F-15.

Annual Financial Statements

Notes to Consolidated Financial Statements

General

20.	Comment: Please tell us how you considered providing the disclosure regarding supplemental oil and gas disclosures contemplated by FASB ASC 932-235-50.

Response: The Company has completed the disclosure as contemplated by FASB ASC 932-235-50 and it is set forth in “Note 19 Supplemental Oil and Natural Gas Information (Unaudited).” The disclosure contained in Note 19 is limited due to the fact that the Company does not have an Engineering Report for reserves as of December 31, 2010 for comparison purposes.

Note 3. Significant Accounting Policies, page F-32

Oil and Gas Properties, page F-33

21.	Comment: Please expand this footnote to disclose the frequency with which your unproved properties are assessed for impairment. In addition, please provide disclosure regarding your policy for unproved properties whose acquisition costs are not individually significant. Refer to FASB ASC 932-360-35-11.

Response: “Note 3 Significant Accounting Policies—Oil and Natural Gas Properties” has been amended to include the Company’s policy for impairment testing of unproved properties. The disclosure is contained in the fourth paragraph of this subtitle on page F-11.

Note 4. Oil and Gas Properties, page F-35

22.	Comment: We note you acquired a number of working interests in oil and gas properties during 2010 and 2009 and your disclosure on page 8 states that the total purchases for these periods equaled $3,947,245 and $2,087,941. Please provide us with a summary analysis under Rule 8-04 of Regulation S-X with respect to any significant individual acquisitions. Your response should also consider the guidance per SAB Topic 1J. Please note that the acquisition of a working interest in a producing oil and gas property should be considered a business for reporting purposes.

Response: The acquisitions of the properties in both 2009 and 2010 consisted of non-producing and undeveloped properties and mineral leases, and as a result, such acquisitions were not considered acquisitions of a business for reporting persons. The Company did not acquire any producing oil and gas properties. Therefore, the Company does not believe that the acquisitions require additional disclosure under Rule 8-04 of Regulation S-X.

Note 14. Fair Value, page F-49

23.	Comment: We note the statement that you have “no assets or liabilities that are not measured at fair value on a recurring basis.” Please revise as this does not appear to be a supportable statement (e.g., oil and gas properties accounted for under the successful efforts method should be recorded on your balance sheet at cost).

Response: “Note 16 Fair Value” has been revised to delete the statement that “As of September 30, 2011 and December 31, 2010, the Company had no assets or liabilities that are not measured at fair value on a recurring basis.” See “Note 16 Fair Value” on page F-30.

If we can facilitate the Staff’s review of this response letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 801-519-8500. My fax number is 801- 519-6703. You may also contact Reed W. Topham or Robbie G. Yates at Stoel Rives LLP using the contact information previously provided.

Sincerely,

Richfield Oil & Gas Company

/s/ Michael A, Cederstom

Michael A. Cederstrom

General Counsel and Secretary